Exhibit 99.1

Record sales, significant inventory drawdown and lower production cash cost

São Paulo, February 12, 2020. Suzano S.A. (B3: SUZB3 | NYSE: SUZ), one of the world’s largest integrated pulp and paper producers, announces today its consolidated results for the fourth quarter of 2019 (4Q19). Data for the comparison periods in 2018 (4Q18 and 2018) are based on the simple sum or weighted average, when applicable, of Suzano + Fibria.

HIGHLIGHTS

•	Pulp inventory drawdown of approximately 650 thousand tons.

•	Pulp sales of 2,920 thousand tons, up 15% vs. 3Q19.

•	Paper sales of 369 thousand tons, up 18% vs. 3Q19.

•	Adjusted EBITDA[1] and Operating cash generation²: R$2.5 billion and R$1.5 billion, respectively.

•	Adjusted EBITDA1/ton[4] for pulp of R$741/ton (-14% vs. 3Q19).

•	Adjusted EBITDA1/ton[5] for paper of R$1,150/ton (-6% vs. 3Q19).

•	Average net pulp price – export market: US$471/t (-11% vs. 3Q19).

•	Average net paper price[5] of R$3,844/ton (-4% vs. 3Q19).

•	Pulp cash cost ex-downtime of R$631/t, down 3% vs. 3Q19.

•	Synergies captured in 2019 reached R$763 million, already excluding implementation costs. Considering the reduction on production the synergies captured raised R$311 million.

•	Estimated operating synergies revised upwards from R$1.1bn to R$1.2bn.

Consolidated Financial Data (R$ million)	4Q19		4Q18		Δ Y-o-Y		3Q19		Δ Q-o-Q		2019		2018		Δ Y-o-Y
Net Revenue	7,049		7,242		-3%		6,600		7%		26,013		31,702		-18%
Adjusted EBITDA[1]	2,465		3,550		-31%		2,396		3%		10,724		16,361		-34%
Adjusted EBITDA Margin[1]	35%		49%		-14	p.p.	36%		-1	p.p.	41%		52%		-10	p.p.
Adjusted EBITDA Margin[1] ex- Klabin[4]	37%		52%		-15	p.p.	39%		-2.	p.p.	43%		55%		-12	p.p.
Net Financial Result	1,625		1,679		-3%		(6,493)		-		(6,726)		(7,748)		-13%
Net Income	1,175		2,987		-61%		(3,460)		-		(2,815)		3,378		-
Operating Cash Generation[2]	1,540		2,465		-38%		1,515		2%		7,063		12,709		-44%
Net Debt /Adjusted EBITDA¹ (x) - R$	5.0	x	1.5	x	3.5	x	4.7	x	0.3	x	5.0	x	1.5	x	3.5	x
Net Debt /Adjusted EBITDA[1] (x) - US$	4.9	x	1.4	x	3.5	x	4.3	x	0.6	x	4.9	x	1.4	x	3.5	x

Operational Data ('000 tons)	4Q19	4Q18	Δ Y-o-Y	3Q19	Δ Q-o-Q	2019	2018	Δ Y-o-Y
Sales	3,288	2,435	35%	2,862	15%	10,668	11,266	-5%
Pulp	2,920	2,085	40%	2,549	15%	9,412	10,012	-6%
Paper[5]	369	350	5%	313	18%	1,256	1,254	0%
Production	2,587	2,918	-11%	2,406	7%	9,997	11,524	-13%
Pulp	2,267	2,581	-12%	2,095	8%	8,757	10,259	-15%
Paper[5]	319	337	-5%	311	3%	1,240	1,265	-2%

¹ Excluding non-recurring items and PPA impact. | 2 Considers Adjusted EBITDA less sustaining capex (cash basis). | 3 Corresponds to adjusted EBITDA less maintenance capex (accrual basis), less working capital, less net interest rates, less income tax and social contribution. | 4 Excludes Klabin’s sales volume. | 5 Includes the results of the Consumer Goods Unit.

The consolidated quarterly information has been prepared in accordance with the Securities and Exchange Commission (CVM) and Accounting Standards Committee (CPC) standards and is in compliance with International Accounting Standard (IFRS) issued by the International Accounting Standard Board (IASB). The data contained in this document was obtained from the financial information as made available to the CVM. The operating and financial information is presented based on consolidated numbers in Reais (R$). Summaries may diverge due to rounding. Non-financial data, such as volume, quantity, average price, average price, in Reais and Dollars, were not reviewed by independent auditors.

CONTENTS

EXECUTIVE SUMMARY	3
PULP BUSINESS PERFORMANCE	4
PULP SALES VOLUME AND REVENUE	4
PULP CASH COST	5
PULP SEGMENT EBITDA	7
PULP OPERATING CASH GENERATION	8
PAPER BUSINESS PERFORMANCE	8
PAPER SALES VOLUME AND REVENUE	8
PAPER OPERATING CASH FLOW	11
ECONOMIC AND FINANCIAL PERFORMANCE	11
NET REVENUE	11
PRODUCTION	12
COST OF GOODS SOLD	13
OPERATING EXPENSES	14
ADJUSTED EBITDA	16
FINANCIAL RESULT	17
DERIVATIVE TRANSACTIONS	18
NET INCOME (LOSS)	19
INDEBTEDNESS	20
CAPITAL EXPENDITURE	22
OPERATING CASH GENERATION	23
IFRS 16	24
SYNERGIES	24
CAPITAL MARKETS	24
FIXED INCOME	26
RISK RATING	26
UPCOMING EVENTS	27
IR CONTACTS	27
APPENDIX 1² – Operating Data	28
APPENDIX 2² – Consolidated Statement of Income and Goodwill Amortization	30
APPENDIX 3¹ – Consolidated Balance Sheet	31
APPENDIX 4¹ – Consolidated Statement of Cash Flow	32
APPENDIX 5² – EBITDA	34
APPENDIX 6² – Segmented Statement of Income	35
Forward-looking Statements	37

EXECUTIVE SUMMARY

The year 2019 began with a major milestone in Suzano’s history: the conclusion of the asset combination with Fibria. Over the year, we worked to build pillars to support the success of the post-merger company, which focused on capturing the projected synergies, unifying the organizational culture and integrating processes and systems. Amidst a highly challenging period for the pulp industry, we were able to end 2019 not just with a new company, but already with a single culture and a unified process represented by a single operational system.

The challenge of our post-merger journey was surmounted and successfully completed. In terms of synergies, we accelerated the capture curve, given the pulp market scenario, with the potential synergies to be captured annually in a steady state increased from between R$800 and R$900 million to between R$1.1 and R$1.2 billion. In parallel, we focused not just on integrating two distinct organizational cultures, but also on evolving towards a new culture based on the collective perceptions of our human capital. And, in this way, we implemented a comprehensive effort to reflect on who we are, what we do and how we do it, which culminated in three drivers: “people who inspire and transform,” “create and share value,” and “it’s only good for us if it's good for the world.” By the end of the year, the new culture proved to be robust by achieving 91% adherence. On the operational front, over the course of 2019, Suzano implemented a massive and important project to integrate its operational systems, which enabled us to end the year with our internal processes unified, with the go-live a big success that resulted in higher operating efficiency from 2020 onwards and a safer environment, paving the path towards Sarbanes-Oxley certification.

In the market environment, in 2019, we faced an adverse scenario in the pulp market due to the sudden drop in pulp prices, which was worsened by macroeconomic events such as the trade war between China and the United States and the economic slowdown in Europe. The scenario had direct impacts on our pulp business and on our financial statements. Nevertheless, we delivered important results in 2019, demonstrated by, for example, our capacity to reduce significantly our pulp inventories in the second half of the year, the decline in our cash cost despite the adverse effect from lower production volume, the Adjusted EBITDA record in the Paper Business Unit and the on our financial strength.

We ended 2019 with Suzano demonstrating strong resilience in the face of an adverse market scenario, moving forward even stronger, more competitive and confident in its determination to create and share value in the long term.

PULP BUSINESS PERFORMANCE

PULP SALES VOLUME AND REVENUE

After a challenging year, the fourth quarter of 2019 enjoyed a more balanced scenario for the pulp market. The production increase of printing papers and paperboard packaging in China, combined with the continued growth in global tissue production, which in the year to October posted growth of 3% on the same period of 2018, supported strong pulp demand, which also benefitted from the scenario of attractive pulp prices for paper producers.

On the supply side, although there were no unexpected significant events, scheduled shutdowns during the fourth quarter ended up limiting the supply favoring a balanced market. The favorable dynamics of improvement in the demand for pulp and production reductions boosted the re-stocking movement in the chain of pulp producers. Softwood and hardwood pulp prices, after suffering a series of corrections, remained stable in the closing weeks of the year. By being very close to or even below the cash cost of marginal pulp producers, the price level should continue to pressure the supply of high-cost pulp.

In this context, Suzano register a historical record of sales in the quarter, which came to 2,920 thousand tons of market pulp, 15% higher than in 3Q19 and 40% higher than in 4Q18.

The average net pulp price in USD sold by Suzano was US$469/ton in 4Q19, representing decreases of US$59/t (-11%) and US$268/ton (-36%) compared to 3Q19 and 4Q18, respectively. The average price pulp price in the export market in 4Q19 was US$471/ton (compared to US$526/ton in 3Q19 and US$743/ton in 4Q18).

The average net price in BRL was R$1,929/ton in 4Q19, down 8% and 31% compared to 3Q19 and 4Q18, respectively, reflecting the lower prices in USD.

Net revenue from pulp sales was R$5,632 million in 4Q19, down 4% from 4Q18, mainly due to the lower average net price in USD (-36%), which was partially offset by the higher sales volume (+40%) and by the average appreciation in the USD against the BRL of 4%.

Compared to 3Q19, the main factors in the 5% increase in net revenue was the 15% sales volume growth and the 4% average appreciation in the USD against BRL, which were partially offset by the 11% decrease in the average net pulp price in USD.

PULP CASH COST

The consolidated cash cost of market pulp production in 4Q19, excluding the impacts from downtime in the period, was R$631/ton. Cash cost including downtime was R$644/t.

Pulp cash cost ex-downtime in 4Q19 decreased R$21/ton from 4Q18 (-3%), reflecting primarily the reductions in specific consumption and chemical prices, as well as synergy gains (mainly in caustic soda) and the higher result from energy sales (higher sales price). These effects were partially offset by the wood supply mix (higher share of third-party wood and higher wood logistics cost).

Cash cost ex-downtime in 4Q19 decreased R$23/ton from 3Q19 (-4%), mainly due to the lower wood cost (shorter average supply radius and lower share of third-party wood), which was partially offset by the increase in fixed costs. This increase is explained by the higher effect of the lower production rate, despite the lower impact of downtimes, which in turn explains the increase in production during the quarter.

¹Excludes maintenance and administrative downtimes impact.

¹Considers cash cost without downtimes. Does not consider energy sales.

PULP SEGMENT EBITDA

Pulp Segment	4Q19	4Q18	Δ Y-o-Y	3Q19	Δ Q-o-Q	2019	2018	Δ Y-o-Y
Adjusted EBITDA (R$ million)¹	2,041	3,119	-35%	2,012	1%	9,259	15,027	-38%
Sales Volume (k ton) – ex-Klabin	2,757	1,949	41%	2,347	17%	8,873	9,302	-5%
Pulp Adjusted¹ EBITDA Ex-Klabin (R$/ton)	741	1,600	-54%	857	-14%	1,043	1,615	-35%

¹ Excluding non-recurring items and PPA impact.

The reduction in Adjusted EBITDA from pulp in 4Q19 compared to 4Q18 mainly reflects the lower net pulp price in USD (-36%), which was partially offset by the higher sales volume (+40%) and the 8% average appreciation in the USD against BRL. The reduction in per-ton adjusted EBITDA is explained by the lower average net pulp price and higher cash COGS per ton, due to inventories turnover, appreciation of the USD vs BRL, among other factors.

Compared to 3Q19, the 1% increase in adjusted EBITDA from pulp is explained by sales volume growth (+15%), the reduction in cash COGS (lower impact from downtimes and lower cash production cost) and the 4% average appreciation in the USD against BRL, with these factors offset by the 11% reduction in the average net price in USD. The decrease in per-ton pulp Adjusted EBITDA is explained by the higher pulp price in USD.

¹ Excluding non-recurring items and PPA impact.

PULP OPERATING CASH GENERATION

Pulp segment (R$ million)	4Q19	4Q18	Δ Y-o-Y	3Q19	Δ Q-o-Q	2019	2018	Δ Y-o-Y
Adjusted EBITDA¹	2,041	3,119	-35%	2,012	1%	9,259	15,027	-38%
Maintenance Capex²	(842)	(1,029)	-18%	(811)	4%	(3,343)	(3,434)	-3%
Operating Cash Flow	1,199	2,090	-43%	1,201	0%	5,916	11,593	-49%

¹ Excluding non-recurring items and PPA impact.

² Cash basis.

¹ Excludes sales volume related to the agreement with Klabin.

Per-ton operating cash generation in the pulp segment decreased 59% and 15% from 4Q18 and 3Q19, respectively, impacted by the lower per-ton Adjusted EBITDA, as already explained, which was partially offset by the higher dilution of maintenance capex due to higher sales, besides the maintenance capex reduction vs. 4Q18.

PAPER BUSINESS PERFORMANCE

The data and analyses below incorporate the results from the consumer goods business, which is still in the ramp-up phase.

PAPER SALES VOLUME AND REVENUE

According to the Forestry Industry Association (Ibá), domestic sales of printing & writing paper and paperboard increased 23% and 1% in relation to 3Q19 and 4Q19, respectively. Meanwhile, imports decreased by 19% from 3Q19 and increased by 3% from 4Q18.

In the whole of 2019, domestic sales of printing & writing paper and paperboard contracted 4% in relation to the previous year, while imports decreased 5%. Domestic sales of printing & writing paper fell 6%, while paperboard sales decreased 1%.

In Brazil, Suzano’s paper sales came to 257 thousand tons in 4Q19, up 22% from 3Q19, explained by the seasonality of the Brazilian market intensified by the delayed timetable for the National Textbook Program (PNLD), and 4% higher than in 4Q18.

Paper sales in the domestic and export markets in 4Q19 came to 369 thousand tons, up 18% and 5% from 3Q19 and 4Q18, respectively, corroborating the volume flexibility between the national and international market.

¹Includes consumer goods segment.

The average net price in the domestic market in 4Q19 was R$3,942/ton, down R$196/ton (5%) compared to 3Q19 and stable compared to 4Q18.

The average net price of paper exports in 4Q19 was US$879/ton, representing reductions of US$74/ton (-8%) vs. 3Q19 and US$111/ton (-11%) vs. 4Q18. In BRL, the export price in 4Q19 was R$3,619/ton, down R$169/ton (-4%) in relation to 3Q19 and down R$152/ton (-4%) in relation to 4Q18, reflecting the lower price in USD and partially offset by the BRL depreciation in the period.

As a result of the strategy of profitability and the flexibility to operate in different markets, in 2019 it was observed a 7% increase in prices in comparison to 2018, despite the challenging price scenario in several markets.

¹Includes consumer goods segment.

Net revenue from paper sales amounted to R$1,417 million in 4Q19, up 13% from 3Q19, mainly due to the higher sales volume, which was partially offset by the lower average net price.

Compare to prior-year period, this revenue grew by 4%, also due to the higher sales volume (+5%), which was partially offset by the reduction on average net price in BRL (-1%).

PAPER EBITDA

Paper segment	4Q19	4Q18	Δ Y-o-Y	3Q19	Δ Q-o-Q	2019	2018	Δ Y-o-Y
Adjusted EBITDA (R$ million) ¹	424	431	-2%	385	10%	1,465	1,334	10%
Sales volume (k ton)	369	350	5%	313	18%	1,256	1,254	0%
Paper adjusted¹ EBITDA (R$/ton)	1,150	1,229	-6%	1,229	-6%	1,166	1,064	10%

¹ Excluding non-recurring items and PPA impact.

The performance of Adjusted EBITDA from paper in 4Q19 compared to 4Q18 is explained mainly by the lower average net price (-1%) and higher cash COGS. These effects were partially neutralized by the higher sales volume (+5%), lower administrative expenses and appreciation in the USD against BRL (+8%).

Compared to 3Q19, the increase is due to the significant growth in sales volume (+18%), the lower cash COGS in the period, with these factors partially offset especially by the lower average net price in BRL (-4%).

Adjusted EBITDA reached a record of R$ 1,465 million, due to the volume allocation strategy, which contributed to the 7% increase in the average net price in 2019 vs 2018.

¹ Excluding non-recurring items and PPA impact.

PAPER OPERATING CASH FLOW

Operating cash flow - Paper (R$ million)	4Q19	4Q18	Δ Y-o-Y	3Q19	Δ Q-o-Q	2019	2018	Δ Y-o-Y
Adjusted EBITDA¹	424	431	-2%	385	10%	1,465	1,334	10%
Maintenance Capex²	(83)	(56)	48%	(70)	19%	(318)	(218)	46%
Operating Cash Flow	341	375	-9%	314	9%	1,147	1,116	3%

¹ Excluding non-recurring items and PPA impact.

² Cash basis.

Operating cash generation came to R$925/t in 4Q19. Compared to 4Q18, operating cash generation per ton declined by 14%. Compared to the previous quarter, operating cash generation per ton increased by 8%, explained by higher adjusted EBITDA (+10%) partially offset by the higher (+18%) maintenance capex.

ECONOMIC AND FINANCIAL PERFORMANCE

NET REVENUE

Suzano’s net revenue in 4Q19 was R$7,049 million, 80% of which came from export sales (vs. 78% in 4Q18 and 80% in 3Q19). Pulp and paper sales in the quarter amounted to 3,288 thousand tons, 15% and 35% higher than in 3Q19 and 4Q18, respectively. Compared to 4Q18, the increase is mainly due to the better performance of pulp sales to Asia. Compared to the previous quarter, the sales increase occurred in all regions.

¹ Excludes service revenue from Portocel.

The increase in consolidated net revenue in 4Q19 compared to 3Q19 is explained by the 15% higher pulp sales volume and by the 4% average appreciation in the USD against the BRL. These effects were partially offset by the 11% decrease in the average net price of pulp in USD.

Compared to 4Q18, the lower net revenue was mainly due to the decrease in the average net price of pulp in USD (-36%), which was practically offset by the 35% higher sales volume and the 8% average appreciation in the USD against BRL.

PRODUCTION

Production (k ton)	4Q19	4Q18	Δ Y-o-Y	3Q19	Δ Q-o-Q	2019	2018	Δ Y-o-Y
Market Pulp	2,267	2,581	-12%	2,095	+8%	8,757	10,259	-15%
Paper	319	337	-5%	311	+3%	1,240	1,265	-2%
Total	2,587	2,918	-11%	2,406	+7%	9,997	11,525	-13%

In the fourth quarter of 2019, there were no scheduled maintenance downtimes. However, production volume was affected by the Company’s decision to continue to produce below its capacity in order to optimize its inventories, which currently are above historical levels.

The following calendar details Suzano’s scheduled maintenance downtimes:

Mill - Pulp capacity	2019				2020				2021
	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
Aracruz - Linha A (ES) – 590 kt
Aracruz - Linha B (ES) – 830 kt
Aracruz - Linha C (ES) – 920 kt
Imperatriz (MA)² – 1.650 kt
Jacareí (SP) – 1.100 kt
Limeira (SP)² – 690 kt
Mucuri - Linha 1 (BA)² – 600 kt
Mucuri - Linha 2 (BA) – 1.130 kt
Suzano (SP)² – 520 kt
Três Lagoas - Linha 1 (MS) – 1.300 kt
Três Lagoas - Linha 2 (MS) – 1.950 kt
Veracel (BA)¹ – 560 kt

¹ Veracel is a joint venture between Suzano (50%) and Stora Enso (50%) with total annual capacity of 1,120 thousand tons.

² Includes integrated capacities.

COST OF GOODS SOLD

COGS – Income Statement (R$ million)	4Q19	4Q18	Δ Y-o-Y	3Q19	Δ Q-o-Q	2019	2018	Δ Y-o-Y
Pulp	4,859	3,020	61%	4,166	17%	17,440	13,870	26%
Paper	951	825	15%	820	16%	3,303	2,953	12%
Consolidated	5,810	3,845	51%	4,986	17%	20,743	16,823	23%

COGS – Income Statement (R$/ton)	4Q19	4Q18	Δ Y-o-Y	3Q19	Δ Q-o-Q	2019	2018	Δ Y-o-Y
Pulp	1,664	1,449	15%	1,634	2%	1,853	1,385	34%
Paper	2,580	2,354	10%	2,620	-2%	2,629	2,355	12%
Consolidated	1,767	1,579	12%	1,742	1%	1,944	1,493	30%

As a result of the business combination with Fibria, Suzano assessed the fair value of the assets acquired and liabilities assumed from Fibria and made the corresponding allocations to the balance sheet (Purchase Price Allocation – PPA). For the purposes of the operating analysis for 4Q19, the following information excludes the effects from the realization of the surplus value allocated to COGS in the period (whose impact was an additional expense of R$139 million. For more details, see Appendix II.

COGS – ex-PPA (R$ million)	4Q19	4Q18	Δ Y-o-Y	3Q19	Δ Q-o-Q	2019	2018	Δ Y-o-Y
Pulp	4,720	3,020	56%	3,987	18%	14,595	13,870	5%
Paper	951	825	15%	820	16%	3,303	2,953	12%
Consolidated	5,671	3,845	47%	4,808	18%	17,899	16,823	6%

COGS – ex-PPA (R$/ton)	4Q19	4Q18	Δ Y-o-Y	3Q19	Δ Q-o-Q	2019	2018	Δ Y-o-Y
Pulp	1,617	1,449	12%	1,564	3%	1,674	1,385	21%
Paper	2,580	2,354	10%	2,620	-2%	2,629	2,355	12%
Consolidated	1,725	1,579	9%	1,680	3%	1,678	1,493	12%

Excluding the effect above from PPA, COGS in 4Q19 came to R$5,671 million, or R$1,725/ton. Compared to 4Q18, including the accounting allocation effect (R$48 million), COGS increased 46%, mainly due to the higher pulp sales, by the effect from inventory turnover and appreciation of USD vs. BRL. The effect on COGS related to the alignment of criteria for accounting allocation was due to the business combination with Fibria, which is mainly explained by logistics expenses, which in 2018 were allocated to “selling expenses” at Fibria and as of 1Q19 were reallocated to “logistics costs” under COGS. Analyzing COGS per ton excluding PPA, the increase of 9% is mainly due from inventory turnover and appreciation of USD vs. BRL.

Compared to 3Q19 and excluding the impact from PPA, the 21% increase was due to the growth in pulp and paper sales volumes. On a per-ton basis, the increase of 3% is mainly due to contingencies update, contractual renegotiations as a result of the synergies and appreciation of the average USD vs the BRL.

OPERATING EXPENSES

Operating Expenses – Income Statement (R$ million)	4Q19	4Q18	Δ Y-o-Y	3Q19	Δ Q-o-Q	2019	2018	Δ Y-o-Y
Selling Expenses	538	340	58%	469	15%	1,905	1,411	35%
General and Administrative Expenses	286	400	-29%	279	3%	1,173	1,217	-4%
Total Expenses	824	740	11%	748	10%	3,079	2,629	17%
Total Expenses/Sales Volume (R$/ton)	250	304	-18%	261	-4%	289	233	24%

Operating Expenses – ex-PPA (R$ million)	4Q19	4Q18	Δ Y-o-Y	3Q19	Δ Q-o-Q	2019	2018	Δ Y-o-Y
Selling Expenses	331	340	-3%	262	26%	1,085	1,411	-23%
General and Administrative Expenses	307	400	-23%	280	10%	1,200	1,217	-1%
Total Expenses	638	740	-14%	542	18%	2,285	2,629	-13%
Total Expenses/Sales Volume (R$/ton)	194	304	-36%	189	3%	214	233	-8%

Excluding the effect from PPA of R$207 million on the result for 4Q19, Selling Expenses decreased 3% from 4Q18, since the operating impacts (higher volume and appreciation of USD vs. BRL) were offset by the effect of R$45 million related to the alignment of criteria for accounting allocation due to the merger of Fibria shares (especially on selling expenses, which as of 1Q19 are recorded as COGS). Excluding the accounting allocation effect, selling expenses per ton fell 28%, mainly due to higher dilution of fixed costs.

Compared to 3Q19, the 26% increase is mainly explained by the higher sales volume and by the 4% appreciation in the average price of the USD against the BRL. Per-ton selling expenses decreased 10% due to exchange variation and client mix.

Excluding the effect from the positive PPA on administrative expenses (R$21 million) in the comparison with 4Q18, the 23% decrease in this item is explained by higher expenses arising from the transaction with Fibria in that period and by the capture of synergies, with these factors partially offset by the effect from the accounting allocation of R$163 million (related to a portion of variable compensation and contingencies that Fibria previously recorded as “other operating income and expenses”).

Compared to 3Q19, the item was 10% higher due to the increase in expenses with payroll and benefits. On a per-ton basis, administrative expenses decreased 5%, reflecting the higher sales volume.

Excluding the effect from PPA, “other operating income (expenses)” amounted to income of R$139 million in 4Q19, compared to the expense of R$469 million in 4Q18 and the income of R$116 million in 3Q19. The variation compared to 4Q18 is mainly explained by the gain from the revaluation of biological assets, compared to the loss in that quarter. In relation to 3Q19, the variation is explained by the adjustment to the fair value of biological assets, which was partially offset by the income from tax credits in the previous quarter.

ADJUSTED EBITDA

Consolidated	4Q19	4Q18	Δ Y-o-Y		3Q19	Δ Q-o-Q		2019	2018	Δ Y-o-Y
Adjusted EBITDA (R$ million)¹	2,465	3,550	-31%		2,396	3%		10,724	16,361	-34%
Adjusted EBITDA¹ Margin - ex-Klabin	37%	52%	-15	p.p.	39%	-2	p.p.	43%	55%	-12	p.p.
Sales Volume ex-Klabin (mil ton)	3,125	2,300	36%		2,661	17%		10,130	10,556	-4%
Adjusted EBITDA¹ ex-Klabin / Ton (R$/ton)	789	1,544	-49%		901	-12%		1,059	1,550	-32%

¹ Excluding non-recurring items and PPA impact.

Adjusted EBITDA in 4Q19 was R$2,465 million, decreasing compared to 4Q18, mainly due to the lower net pulp price in USD (-36%), which was partially offset by: (i) the higher pulp sales volume (+40%); (ii) the appreciation in the average price of the USD against the BRL (+8%); and (iii) the reduction in administrative expenses (as explained above). The 49% decline in EBITDA per ton also is explained by the price factor.

Compared to 3Q19, the 3% growth in Adjusted EBITDA is mainly due to the higher pulp price (+15%), the appreciation in the average price of the USD against the BRL (+4%), which offset the lower average net price of pulp. The 12% decline in per-ton adjusted EBITDA is basically due to the lower average net price of pulp in USD.

FINANCIAL RESULT

Financial Result (R$ million)	4Q19	4Q18	Δ Y-o-Y	3Q19	Δ Q-o-Q	2019	2018	Δ Y-o-Y
Financial Expenses	(1,055)	(861)	23%	(1,045)	1%	(4,179)	(2,941)	42%
Interest on loans and financing (local currency)	(324)	(374)	-13%	(355)	-9%	(1,444)	(1,137)	27%
Interest on loans and financing (foreign currency)	(557)	(380)	47%	(597)	-7%	(2,140)	(1,147)	87%
Capitalized interest[1]	2	0	-	0	-	4	8	-50%
Other financial expenses	(176)	(107)	64%	(93)	89%	(599)	(665)	-10%
Financial Income	100	360	-72%	94	6%	493	825	-40%
Interest on financial investments	87	341	-75%	91	-4%	392	753	-48%
Other financial income	13	19	-32%	3	333%	101	72	41%
Monetary and Exchange Variations	1,418	634	123%	(3,685)	-138%	(1,965)	(2,812)	-30%
Foreign exchange variations (Debt)	1,522	850	79%	(3,627)	-142%	(1,764)	(3,197)	-45%
Other foreign exchange variations	(104)	(216)	-52%	(58)	79%	(201)	385	-152%
Derivative income (loss), net[2]	1,161	1,545	-25%	(1,857)	-163%	(1,075)	(2,822)	-62%
Cash flow hedge	474	1,290	-63%	(654)	-172%	153	(1,813)	-108%
Debt hedge	731	316	131%	(1,246)	-159%	(1,255)	(919)	37%
Others[3]	(44)	(61)	-28%	43	-202%	27	(90)	-130%
Net Financial Result	1,624	1,678	-3%	(6,493)	-125%	(6,726)	(7,750)	-13%

¹ Capitalized interest due to construction in progress.

2 Variation in mark-to-market adjustment plus adjustments paid and received (4Q19: 1,241 million | R$ 3Q19: R$ (1,806) million).

³ Includes commodity hedge and embedded derivatives.

Financial expenses came to R$1,055 million in 4Q19, up 1% from 3Q19, reflecting the effect of the average USD depreciation vs. BRL (4%), which was partially offset by the lower interest rates in the local and international markets. Compared to 4Q18, the 23% increase in financial expenses is explained by the loans taken out for the business combination with Fibria.

Financial income in 4Q19 compared to 3Q19 increased 6%, which is mainly explained by the lower effect from the amortization of surplus value related to the business combination with Fibria (for more details, see note 27 of the Financial Statements - DFP) impacting “Other Financial Income”. The 5% decline in “Interest on financial investments” was mainly due to the cuts to the Selic interest rate during 4Q19 (cumulative reduction of 150 bps in the period). Compared to 4Q18, in addition to the aforementioned effect from the lower Selic rate, the 75% reduction is due to the lower accrual of interest on financial investments caused by the reduction in the cash position, given that the quarter was marked by a strong concentration of cash to conclude the deal with Fibria (R$21.8 billion).

Inflation adjustment and exchange variation had a positive impact of R$1,418 million on the Company’s financial result in the quarter, given the effect from the USD depreciation of 3% against the BRL on the foreign-denominated portion of debt (73% of total debt). It is important to note that the cash effect from the exchange variation on foreign-denominated debt has impact only upon the respective maturities.

Derivative operations generated a gain of R$1,162, mainly due to debt hedge position. The mark-to-market variation on derivatives this quarter is mainly explained by the effects from the end-of-period price of the BRL against the USD on existing agreements. There also was a less significant impact caused by the variation in the Pré, Cupom and Libor curves on the operations. The mark-to-market adjustment of financial derivatives on December 31, 2019 generated a loss of R$1,819 million, compared to the loss of R$3,060 million at September 30, 2019, representing a positive variation of R$1,241 million.

Due to the aforementioned factors, net financial income was R$1,625 million in 4Q19, compared to the net financial expense of R$6,493 million in 3Q19 and of R$1,679 million in 4Q18.

DERIVATIVE TRANSACTIONS

Suzano carries out derivatives transactions exclusively for hedging purposes. The following table reflects the position of derivative hedging instruments at December 31, 2019:

	Notional	Fair Value
Hedge	(USD million)	(R$ million)
Debt	6,546	(2,154)
Cash flow	3,425	67
Others¹	680	268
Total	10,650	(1,819)

¹ Refer to note 4 of the 2019 Annual Financial Statements for further details and fair value sensitivity analysis.

2 Includes commodity hedge and embedded derivatives.

The Company’s currency exposure policy seeks to minimize the volatility of its cash generation and to impart greater flexibility to its cash flow management. Currently, the policy stipulates that surplus dollars may be partially hedged (up to 75% of exchange variation exposure over the next 18 months) using plain vanilla instruments, such as Zero Cost Collars (ZCC) and Non-deliverable Forwards (NDF).

ZCC transactions establish minimum and maximum limits for the exchange rate that minimize adverse effects in the event of significant appreciation in the BRL. If the exchange rate is within such limits, the Company neither pays nor receives any financial adjustments. Therefore, the Company is protected in scenarios of extreme BRL appreciation. However, these transactions also limit potential gains in scenarios of extreme BRL depreciation. The characteristics allows for capturing greater benefits from export revenue in a potential scenario of USD appreciation within the range contracted. The current scenario of volatility in the BRL/USD exchange rate made this strategy more adequate for protecting the cash flow of the Company, which is constantly monitoring the market and analyzing the attractiveness at any given moment of any full or partial reversal in the transaction.

At December 31, 2019, the outstanding notional value of operations involving forward USD sales through ZCCs was US$3,425 million, whose maturities are distributed from January 2020 to July 2021, with an average forward rate ranging from R$3.98 to R$4.31. In 4Q19, results from ZCC transactions posted a gain of R$474 million. The mark-to-market adjustment (fair value) of ZCC transactions was a gain of R$67 million at the end of the quarter.

Cash Flow Hedge	Maturity	Strike Range	Notional (US$ million)
Zero-Cost Collars	1Q2020	3.86 – 4.30	670
Zero-Cost Collars	2Q2020	3.87 – 4.20	705
Zero-Cost Collars	3Q2020	3.93 – 4.10	705
Zero-Cost Collars	4Q2020	4.07 – 4.44	350
Zero-Cost Collars	1Q2021	4.10 – 4.46	525
Zero-Cost Collars	2Q2021	4.17 – 4.52	470
Total		3.98 – 4.31	3,425

The Company also uses currency and interest rate swaps to mitigate the effects from exchange and interest rate variations on the balance of its debt and on its cash flow. Contracts swapping different interest rates and inflation indexes may be entered into as a way to mitigate the mismatch between financial assets and liabilities.

On December 31, 2019, the Company had outstanding (notional value) the amount of US$6,546 million, distributed as shown in the table below. In 4Q19, debt hedge transactions posted a gain of R$731 million, mainly due to the BRL appreciation in the period. The mark-to-market adjustment (fair value) of such operations was a loss of R$2,154 million at the end of the quarter.

Debt Hedge	Maturity	Currency	Notional (US$ million)
Swap (PRÉ x USD)	2024	USD	350
Swap (CDI x USD)	2026	USD	3,116
Swap (IPCA x CDI)	2023	BRL	209
Swap (IPCA x USD)	2023	USD	121
Swap (LIBOR x USD)	2024	USD	2,750
Total			6,546

¹Translated at the closing exchange rate on 12/30/2019 of 4.0307.

Forestry partnership agreements and standing-timber supply agreements entered into on December 30, 2013 by former Fibria Celulose S.A. are denominated in USD per cubic meter of standing timber, adjusted by U.S. inflation measured by the Consumer Price Index (CPI), which is not related to inflation in the economic environments where the forests are located, which therefore constitutes an embedded derivative. Such instrument, which is presented in the table below, consists of a swap contract with the short leg consisting of the variations in the U.S. CPI during the period of the aforementioned agreements. See note 4 of the 3Q19 Financial Statements for more details and for a sensitivity analysis of the fair value in the event of substantial variation in the U.S. CPI. At December 31, 2019, the outstanding (notional) value of the operation was US$679 million. The result from the swap was a loss of R$43 million in 4Q19. The mark-to-market adjustment (fair value) of such operations was as gain of R$269 million at the end of the quarter.}

Embedded Derivative	Maturity	Index	Notional (US$ million)
Embedded Derivative	2035	Fixed USD – USD US-CPI	679
Total			679

NET INCOME (LOSS)

In 4Q19, the Company posted net income of R$1,175 million, compared to net income of R$2,987 million in 4Q18 and a net loss of R$3,460 million in 3Q19. The variation in relation to 4Q18 is mainly explained by the lower operating result, which is basically explained by the effects from the pulp price, which were partially offset by the higher sales volume.

Compared to 3Q19, the variation is explained by the net financial income in the period, mainly due to exchange variation on debt and hedge instruments, compared to the net financial expense in the previous quarter.

INDEBTEDNESS

Debt (R$ million)	31/12/2019		31/12/2018		Δ Y-o-Y		30/09/2019		Δ Q-o-Q
Local Currency	18,185		17,859		2%		17,278		5%
Short Term	3,563		2,455		45%		2,620		36%
Long Term	14,622		15,404		-5%		14,658		0%
Foreign Currency	45,500		38,546		18%		46,743		-3%
Short Term	2,665		4,048		-34%		2,472		8%
Long Term	42,835		34,498		24%		44,271		-3%
Gross Debt	63,685		56,405		13%		64,021		-1%
(-) Cash and financial statements	9,579		31,770		-70%		8,790		9%
Net Debt	54,106		24,635		120%		55,231		-2%
Net Debt/Adjusted EBITDA[1] (x) – R$	5.0	x	1.5	x	3.5	x	4.7	x	0.3	x
Net Debt/EBITDA Ajustado¹ (x) – US$	4.9	x	1.4	x	3.5	x	4.3	x	0.6	x

¹ Excluding non-recurring items.

On December 31, 2019, gross debt stood at R$63,685 million and was composed of 90% long-term maturities and 10% short-term maturities, with 71% denominated in foreign currency and 29% in local currency. The percentage of gross debt denominated in foreign currency, considering the effect from debt hedge, was 93%. Gross debt increased by 1% compared to 3Q19 (R$0.3 billion), reflecting the effect from exchange variation on debt. Compared to 4Q18, the increase in gross debt reflects the funds raised for the business combination with Fibria and the effects from exchange variation in the period.

Suzano contracts debt in foreign currency as a natural hedge, since net operating cash generation is denominated in foreign currency. This structural exposure allows it to contract export financing in USD to match financing payments with receivable flows from sales.

* Corresponding mainly to transaction costs (emission, fund raising, etc.) and impacts from surplus value resulting from the operation with Fibria.

At December 31, 2019, the total average cost of debt in USD was 4.8% p.a. (debt in BRL adjusted by the market swap curve). The average term of consolidated debt at the end of the year decreased to 84 months (vs. 85 months in September 2019).

¹ Considers the portion of the debt with swap in foreign currency. The original debt comprised 72% USD and 28% BRL.

Cash and cash equivalents at December 31, 2019 was R$9,579 million, 73% of which was invested in local currency, in government and fixed-income bonds, and the remainder in short-term investments abroad.

The Company maintains two stand-by credit facilities in the aggregate amount of R$3,015 million available through 2024, with one facility denominated in local currency in the amount of R$1 billion and one facility in foreign currency in the amount of US$500 million. These funds, although untapped, help to improve the company’s liquidity conditions. As a result, the current cash position of R$9,579 million plus this line of R$3,015 million amounts to a readily available cash position of R$12,594 million.

Net debt stood at R$54.1 billion (US$13.4 billion) on December 31, 2019, compared to R$55.2 billion (US$13.3 billion) on September 30, 2019. The decrease is mainly due to the depreciation in the USD against the BRL.

The breakdown of gross debt between trade and non-trade finance on December 31, 2019 is shown below:

	2020	2021	2022	2023	2024	2025 on	Total
Trade Finance	35%	54%	62%	80%	54%	23%	32%
Non Trade Finance	65%	46%	38%	20%	46%	77%	68%

The ratio of net debt to Adjusted EBITDA in BRL stood at 5.0x on December 31, 2019, compared to 4.7x at the end of 3Q19. In USD, the ratio of net debt to Adjusted EBITDA was 4.9x on December 31, 2019, compared to 4.3x at the end of 3Q19.

CAPITAL EXPENDITURE

In 4Q19, capital investments (cash basis) amounted to R$1,380 million, down 19% from 4Q18, mainly due to lower expenses with maintenance and modernization. Compared to 3Q19, the decrease was mainly due to the impact in the previous quarter from the acquisition of Duratex’s forest assets, which was partially offset by higher maintenance costs in 4Q19 and the higher investments in modernization.

For 2020, the Management approved a Capital Budget of R$4.4 billion, of which R$3.6 billion is allocated to industrial and forest maintenance.

Investiments (R$ million)	4Q19	4Q18	Δ Y-o-Y	3Q19	Δ Q-o-Q	2019	2018	Δ Y-o-Y	Guidance 2020
Sustaining	924	1,085	-15%	881	5%	3,661	3,652	0%	3,642
Industrial Maintenance	177	226	-22%	211	-16%	711	678	5%	689
Forestry Maintenance	703	841	-16%	630	12%	2,815	2,928	-4%	2,808
Other	44	18	144%	40	10%	135	45	200%	145
Expansion and Modernization	92	180	-49%	69	33%	287	2,121	-86%	267
Land and Forestry	257	301	-15%	541	-52%	1,462	1,072	36%	397
Port Terminals	106	139	-24%	102	4%	369	176	110%	140
Total	1,380	1,705	-19%	1,593	-13%	5,779	7,020	-18%	4,446

OPERATING CASH GENERATION

(R$ million)	4Q19	4Q18	Δ Y-o-Y	3Q19	Δ Q-o-Q	2019	2018	Δ Y-o-Y
Adjusted EBITDA¹	2,465	3,550	-31%	2,396	3%	10,724	16,361	-34%
Maintenance Capex²	(925)	(1,085)	-15%	(881)	5%	(3,661)	(3,652)	0%
Operating Cash Flow	1,540	2,465	-38%	1,515	2%	7,063	12,709	-44%
Operating Cash Flow (R$/ton)	493	1,072	-54%	570	-13%	697	1,204	-42%

¹ Excluding non-recurring items and PPA impact.

² Cash basis.

Operating cash generation, measured by Adjusted EBITDA less sustaining capex (cash basis), amounted to R$1,540 million in 4Q19. The decrease compared to 4Q18 reflects primarily the lower net price of pulp in USD (-36%). Compared to 3Q19, the 2% increase reflects mainly the higher sales volume, which was offset in large part by the lower net pulp price in USD (-11%). Per-ton operating cash flow performance also is largely explained by the price factor.

IFRS 16

The Company first adopted CPC 06 (R2) / IFRS 16 as of January 1, 2019. As a result, it recognized on January 1, 2019 the amounts corresponding to the right-of-use of current contracts, in amounts equivalent to the present value of obligations assumed with its counterparties. These balances will be amortized over the terms of the leases. Upon adoption of the standard, the Company recognized lease liabilities for contracts that meet the definition of lease, in the amount of R$4,019 million. The updated balance of liabilities on December 31, 2019 was R$3,984 million, while the updated balance on the same date of “Rights of use over lease contracts” under assets was R$3,850 million. For more details, see Note 19 to the 2019 Financial Statements (DFP).

SYNERGIES

The Company updated its projected synergy gains from the business combination with Fibria Celulose S.A. Currently, Suzano expects to capture from 2019 to 2021 operating synergies estimated at R$1,100 to R$1,200 million per year (before taxes), and on a recurring basis as from 2021, with a reduction in costs, expenses and capital expenditures from the areas of procurement, forest, industrial, logistics, sales, administrative and personnel, and expects to capture tax synergies that result in tax deductions of around R$2.0 billion per year.

The amount captured from operating synergies in 2019 totaled R$ 311 million, considering the implementation costs (of the order of R$ 60 million) and the negative impacts of the production cut carried out in the period. Excluding this last effect, the synergies capture would have reached R$ 763 million in the year.

¹Considers implementation costs.

CAPITAL MARKETS

On December 31, 2019, Suzano’s stock was quoted at R$39.68/share (SUZB3) and US$9.84 (SUZ). The Company’s stock is listed on the Novo Mercado, the trading segment of the São Paulo Exchange (B3 – Brasil, Bolsa e Balcão) with the highest corporate governance standards, and also is traded on the New York Stock Exchange (NYSE) - Level II.

Source: Bloomberg.

On December 31, 2019, the Company's share capital was represented by 1,361,263,584 common shares, of which 12,042,004 were held in Treasury. Suzano’s market capitalization stood at R$54.4 billion on December 31, 2019. In 4Q19, the free float corresponded to 53.3% of the total capital.

Free Float Distribution 12/31/2019	Ownership Structure 12/31/2019
(B3 + NYSE)

FIXED INCOME

	Unit	Sep/18	Jun/19	Sep/19	Δ Y-o-Y	Δ Q-o-Q
Suzano 2021 – Price	USD/k	103.787	103.757	103.59	-0.2%	-0.2%
Suzano 2021 – Yield	%	3.938	2.924	2.409	-38.8%	-17.6%
Fibria 2024 – Price	USD/k	102	106.886	108.446	6.3%	1.5%
Fibria 2024 – Yield	%	4.8	3.614	3.159	-34.2%	-12.6%
Fibria 2025 – Price	USD/k	94.7	102.101	103.592	9.4%	1.5%
Fibria 2025 – Yield	%	5	3.559	3.221	-35.6%	-9.5%
Suzano 2026 – Price	USD/k	102.482	110.632	112.023	9.3%	1.3%
Suzano 2026 – Yield	%	5.345	3.947	3.663	-31.5%	-7.2%
Fibria 2027 – Price	USD/k	101.1	107.664	109.635	8.4%	1.8%
Fibria 2027 – Yield	%	5.3	4.265	3.92	-26.0%	-8.1%
Suzano 2029 – Price	USD/k	102.5	108.815	111.005	8.3%	2.0%
Suzano 2029 – Yield	%	5.67	4.811	4.503	-20.6%	-6.4%
Suzano 2030 – Price	USD/k	-	102.511	102.57	-	0.1%
Suzano 2030 – Yield	%	-	4.688	4.676	-	-0.3%
Suzano 2047 – Price	USD/k	103.045	114.679	117.657	14.2%	2.6%
Suzano 2047 – Yield	%	6.756	5.912	5.713	-15.4%	-3.4%
Treasury 10 years	%	2.6842	1.6646	1.9175	-28.6%	15.2%

Note: Senior Notes issued with face value of 100 USD/k

RISK RATING

Agency	National Scale	Global Scale	Outlook
Fitch Ratings	AAA	BBB-	Negative
Standard & Poor’s	brAAA	BBB-	Negative
Moody’s	Aaa.br	Ba1	Stable

UPCOMING EVENTS

Suzano Day

São Paulo (simultaneous translation into English)	New York
Date: February 13, 2020 (Thursday)	Date: February 19, 2020 (Wednesday)
Hotel Unique	The New York Stock Exchange
Av. Brigadeiro Luís Antônio, 4,700 – Sala Tavarua	2 Broad Street

The event will feature a slide presentation and be transmitted simultaneously via webcast. The access links will be available on the Company’s Investor Relations website (www.suzano.com.br/ri).

If you are unable to participate, the webcast link will be available for future consultation on the Investor Relations website of Suzano S.A.

IR CONTACTS

Marcelo Bacci

Camila Nogueira

Roberto Costa

Luiz Otávio Souza Fonseca

Camilla Galvão

Tel.: +55 (11) 3503-9330

ri@suzano.com.br

www.suzano.com.br/ri

APPENDICES

APPENDIX 1² – Operating Data

Revenue breakdown (R$ '000)	4Q19	4Q18	Δ Y-o-Y	3Q19	Δ Q-o-Q	2019	2018	Δ Y-o-Y
Exports	5,632,704	5,606,756	0%	5,277,946	7%	20,698,735	25,921,843	-20%
Pulp	5,229,914	5,218,305	0%	4,892,173	7%	19,193,750	24,568,931	-22%
Paper	402,790	388,451	4%	385,774	4%	1,504,985	1,352,912	11%
Domestic Market	1,416,256	1,612,460	-12%	1,321,963	7%	5,314,216	5,682,810	-6%
Pulp	401,800	634,383	-37%	448,042	-10%	1,833,936	2,381,394	-23%
Paper	1,014,455	978,077	4%	873,921	16%	3,480,279	3,301,417	5%
Total Net Revenue	7,048,960	7,219,216	-2%	6,599,909	7%	26,012,950	31,604,653	-18%
Pulp	5,631,715	5,852,688	-4%	5,340,214	5%	21,027,686	26,950,325	-22%
Paper	1,417,245	1,366,528	4%	1,259,695	13%	4,985,264	4,654,329	7%

Volume de Vendas (em ton)	4Q19	4Q18	Δ Y-o-Y	3Q19	Δ Q-o-Q	2019	2018	Δ Y-o-Y
Exports	2,810,848	1,946,532	44%	2,442,076	15%	8,983,742	9,385,957	-4%
Pulp	2,699,546	1,843,511	46%	2,340,238	15%	8,580,691	9,010,354	-5%
Paper	111,302	103,021	8%	101,838	9%	403,051	375,603	7%
Paperboard	17,915	17,380	3%	17,673	1%	62,219	57,585	8%
Printing & Writing	92,640	85,641	8%	83,712	11%	338,562	318,018	6%
Other paper[1]	748	-	-	453	-	2,271	-	-
Domestic Market	477,322	488,367	-2%	420,143	14%	1,684,374	1,880,182	-10%
Pulp	219,973	241,127	-9%	208,929	5%	830,962	1,001,850	-17%
Paper	257,349	247,240	4%	211,214	22%	853,412	878,332	-3%
Paperboard	34,996	34,129	3%	32,173	9%	130,210	130,844	0%
Printing & Writing	190,773	188,857	1%	150,248	27%	619,802	658,324	-6%
Other paper[1]	31,580	127,654	-75%	28,793	10%	103,400	89,164	16%
Total Sales Volume	3,288,170	2,434,899	35%	2,862,219	15%	10,668,115	11,266,140	-5%
Pulp	2,919,519	2,084,638	40%	2,549,167	15%	9,411,653	10,012,204	-6%
Paper	368,652	350,261	5%	313,052	18%	1,256,463	1,253,935	0%
Paperboard	52,911	51,509	3%	49,846	6%	192,428	188,429	2%
Printing & Writing	283,413	274,498	3%	233,960	21%	958,363	976,342	-2%
Other paper[1]	32,328	127,654	-75%	29,246	11%	105,671	89,164	19%

Average net price (R$/ton)	4Q19	4Q18	Δ Y-o-Y	3Q19	Δ Q-o-Q	2019	2018	Δ Y-o-Y
Exports	2,004	2,880	-30%	2,161	-7%	2,304	2,762	-17%
Pulp	1,937	2,831	-32%	2,090	-7%	2,237	2,727	-18%
Paper	3,619	3,771	-4%	3,788	-4%	3,734	3,602	4%
Domestic Market	2,967	3,302	-10%	3,146	-6%	3,155	3,022	4%
Pulp	1,827	2,631	-31%	2,144	-15%	2,207	2,377	-7%
Paper	3,942	3,956	0%	4,138	-5%	4,078	3,759	8%
Total	2,144	2,965	-28%	2,306	-7%	2,438	2,805	-13%
Pulp	1,929	2,808	-31%	2,095	-8%	2,234	2,692	-17%
Paper	3,844	3,901	-1%	4,024	-4%	3,968	3,712	7%

Average net price (US$/ton)	4Q19	4Q18	Δ Y-o-Y	3Q19	Δ Q-o-Q	2019	2018	Δ Y-o-Y
Exports	487	756	-36%	544	-10%	584	756	-23%
Pulp	471	743	-37%	526	-10%	567	746	-24%
Paper	879	990	-11%	953	-8%	946	986	-4%
Domestic Market	721	867	-17%	792	-9%	800	827	-3%
Pulp	444	691	-36%	540	-18%	559	650	-14%
Paper	957	1,038	-8%	1,041	-8%	1,034	1,029	1%
Total	521	778	-33%	580	-10%	618	768	-20%
Pulp	469	737	-36%	527	-11%	566	737	-23%
Paper	934	1,024	-9%	1,013	-8%	1,006	1,016	-1%

¹ Paper from other manufacturers sold by Suzano and tissue paper.

² Data for the comparison periods of 2018 (4Q18 and 2018) are based on the simple sum or weighted average of Suzano + Fibria.

FX Rate R$/US$	4Q19	4Q18	Δ Y-o-Y	3Q19	Δ Q-o-Q
Closing	4.03	3.87	4%	4.16	-3%
Average	4.12	3.81	8%	3.97	4%

APPENDIX 2² – Consolidated Statement of Income and Goodwill Amortization

Income Statement (R$ ‘000)	4Q19	4Q18	Δ Y-o-Y		3Q19	Δ Q-o-Q		2019	2018	Δ Y-o-Y

Net Revenue	7,048,959	7,241,895	-3%		6,599,909	7%		26,012,950	31,701,815	-18%
Cost of Goods Sold	(5,810,056)	(3,844,991)	51%		(4,986,414)	17%		(20,743,482)	(16,822,773)	23%
Gross Profit	1,238,903	3,396,904	-64%		1,613,495	-23%		5,269,468	14,879,042	-65%
Gross Margin	17.6%	46.9%	-29	p.p.	24.4%	-7	p.p.	20.3%	46.9%	-27	p.p.

Operating Expense/Income	(675,513)	(1,204,835)	-44%		(616,180)	10%		(2,640,890)	(3,151,802)	-16%
Selling Expenses	(537,981)	(340,056)	58%		(469,014)	15%		(1,905,279)	(1,411,494)	35%
General and Administrative Expenses	(285,586)	(399,924)	-29%		(278,976)	2%		(1,173,358)	(1,217,312)	-4%
Other Operating Income (Expenses)	137,307	(468,562)	-129%		116,132	18%		405,754	(531,254)	-176%
Equity Equivalence	10,746	3,707	190%		15,678	-31%		31,993	8,258	287%
EBIT	563,390	2,192,069	-74%		997,315	-44%		2,628,578	11,727,256	-78%

Depreciation, Amortization & Depletion	1,778,852	945,450	88%		1,514,089	17%		8,091,931	4,199,898	93%

EBITDA	2,342,242	3,137,519	-25%		2,511,404	-7%		10,720,509	15,927,154	-33%
EBITDA Margin (%)	33.2%	43.3%	-10	p.p.	38.1%	-5	p.p.	41.2%	50.2%	-9	p.p.

Adjusted EBITDA[1]	2,465,382	3,550,406	-31%		2,396,426	3%		10,723,569	16,361,470	-34%
Adjusted EBITDA Margin[1]	35.0%	49.0%	-14	p.p.	36.3%	-1	p.p.	41.2%	51.6%	-10	p.p.

Net Financial Result	1,624,575	1,679,457	-3%		(6,493,278)	-125%		(6,725,781)	(7,748,156)	-13%
Financial Expenses	86,174	359,252	-76%		108,143	-20%		493,246	824,950	-40%
Financial Revenues	(1,041,368)	(860,202)	21%		(1,058,484)	-2%		(4,178,848)	(2,940,428)	42%
Exchange Rate Variation	1,418,117	635,064	123%		(3,685,540)	-138%		(1,964,927)	(2,462,147)	-20%
Net Proceeds Generated by Derivatives	1,161,652	1,545,343	-25%		(1,857,397)	-163%		(1,075,252)	(3,170,531)	-66%
Earnings Before Taxes	2,187,965	3,871,526	-43%		(5,495,963)	-140%		(4,097,203)	3,979,099	-203%

Income and Social Contribution Taxes	(1,013,188)	(884,259)	15%		2,035,728	-150%		1,282,461	(600,680)	-314%

Net Income (Loss)	1,174,777	2,987,267	-61%		(3,460,235)	-134%		(2,814,742)	3,378,420	-183%
Net Margin	16.7%	41.2%	-25	p.p.	-52.4%	69	p.p.	-10.8%	10.7%	-21	p.p.

¹ Excluding non-recurring items.

² Data for the comparison periods of 2018 (4Q18 and 2018) are based on the simple sum or weighted average of Suzano + Fibria.

Goodwill amortization - PPA (R$ ‘000)	4Q19	4Q18	Δ Y-o-Y	3Q19	Δ Q-o-Q
COGS	(138,646)	-	-	(180,036)	-
Selling Expenses	(206,700)	-	-	(206,700)	-
General and administrative expenses	21,436	-	-	794	-
Other operational revenues (expenses)	(121)	-	-	(6,820)	-
Financial results	(108,357)	-	-	(31,143)	-

APPENDIX 3¹ – Consolidated Balance Sheet

Assets (R$ ´000)	12/31/2019	09/30/2019	12/31/2018

Current Assets
Cash and cash equivalents	3,249,127	3,714,646	6,181,900
Financial investments	6,150,631	4,897,585	25,414,992
Trade accounts receivable	3,035,817	2,058,731	3,862,323
Inventories	4,685,595	6,258,364	5,861,406
Recoverable taxes	997,201	1,235,668	557,832
Derivative financial instruments	260,273	239,161	210,852
Other assets	505,593	417,223	837,426
Total Current Assets	18,884,237	18,821,378	42,926,731

Non-Current Assets
Recoverable taxes	708,914	557,373	2,044,730
Financial investments	179,703	177,453	172,891
Derivative financial instruments	838,699	677,305	455,325
Biological assets	10,571,499	10,280,967	9,515,526
Investments	322,446	279,263	214,381
Property, plant and equipment	41,120,945	41,500,872	32,620,900
Right of use	3,850,237	4,359,907
Intangible	17,712,803	17,968,738	4,879,131
Other assets	3,718,742	4,723,820	1,922,484
Total Non-Current Assets	79,023,988	80,525,698	51,825,368
Total Assets	97,908,225	99,347,076	94,824,099

Liabilities and Equity (R$ ´000)	12/31/2019	09/30/2019	12/31/2018

Current Liabilities
Trade accounts payable	2,376,459	3,325,724	4,166,503
Loans, financing and debentures	6,227,951	5,091,236	6,503,325
Lease liabilities	656,844	587,910	-
Derivative financial instruments	893,413	1,111,477	276,407
Taxes payable	307,639	212,378	372,994
Payroll and charges	400,435	439,615	635,751
Liabilities for assets acquisitions and subsidiaries	94,414	92,098	2,402,700
Dividends payable	5,720	9,904	-
Other liabilities	516,320	310,540	-
Total Current Liabilities	11,479,195	11,180,882	14,357,680

Non-Current Liabilities
Loans, financing and debentures	57,456,375	58,929,307	50,028,056
Lease liabilities	3,327,226	3,946,474	-
Liabilities for assets acquisitions and subsidiaries	447,201	463,835	-
Provision for judicial liabilities	3,512,477	3,495,447	-
Derivative financial instruments	2,024,500	2,865,034	1,040,000
Other liabilities	1,573,282	1,429,838	3,077,519
Total Non-Current Liabilities	68,341,061	71,129,935	54,145,575

Shareholders’ Equity
Share capital	9,235,546	9,235,546	15,971,006
Capital reserves	6,416,864	6,419,941	688,190
Treasury shares	(218,265)	(218,265)	(218,000)
Retained earnings	317,144	3,081,740	3,604,126
Other reserves	2,221,341	2,348,132	6,115,681
Accumulated losses	-	(3,947,403)	-
Total Equity	17,972,630	16,919,691	26,161,003

Non-controlling shareholders interests	115,339	116,568	87,841

Total Liabilities and Equity	97,908,225	99,347,076	94,752,099

¹ Data for the comparison periods of 2018 (4Q18 and 2018) are based on the simple sum or weighted average of Suzano + Fibria.

APPENDIX 4¹ – Consolidated Statement of Cash Flow

Cash Flow (R$ ‘000)	4Q19	4Q18	2019	2018

Cash flow from operating activities
Net income/(loss) for the period	1,174,776	2,986,928	(2,814,742)	3,378,081
Depreciation, depletion and amortization	1,407,547	945,449	4,286,730	4,199,896
Amortization of fair value adjustment on business combination with Fibria/Facepa/Ibema	324,031	-	3,651,005	-
Amortization of fair value adjustment on business combination with Fibria classified at financial result	30,437	-	(38,960)	-
Amortization of right of use	47,292	-	154,217	-
Interest expense on lease liabilities	73,042	-	226,103	-
Results from sale and disposals of property, plant and equipment and biological assets, net	51,649	68,988	77,930	103,912
Equity equivalence	(10,746)	(3,580)	(31,993)	(8,144)
Provision for loss and write-off of fixed assets and biological assets	-	2,600	-	18,103
Exchange rate and monetary variations, net	(1,418,127)	(489,252)	1,964,927	3,190,711
Interest expenses with financing and loans, debentures and debentures, net	830,503	495,326	3,358,806	1,691,222
Accrual of interest on financial investments	258,935	-	(31,368)	-
Amortization of fundraising costs	13,004	-	185,807	-
Deferred income tax and social contribution expenses	989,070	717,838	(1,528,571)	14,113
Tax credits - gains in tax lawsuits (ICMS from the PIS/COFINS calculation basis)	-	-	(128,115)	-
Fair value adjustment of biological assets	(101,946)	198,070	(185,399)	102,409
Interest on employee benefits	5,734	10,069	44,496	35,920
Provision/ (Reversal) for judicial liabilities	48,665	4,295	26,807	13,285
Provision for stock-based compensation plan	-	13,830	-	131,610
Derivative (gains) losses, net	(1,161,652)	(1,545,020)	1,075,252	2,822,289
Expected credit losses, net	2,078	17	(12,286)	6,450
Reversal for rebates	-	(1,297)	-	27,681
Estimated loss in inventories	76,479	(11,420)	107,269	(34,560)
Provision for loss of ICMS credits, net	41,787	34,587	129,283	109,215
Other	(49,656)	(70,538)	(56,517)	122,127
Decrease (increase) in assets	117,802	622,964	2,080,352	(1,812,766)
Trade accounts receivable	(1,023,818)	935,431	991,476	(166,867)
Inventories	1,217,349	(1,138,897)	873,420	(2,122,792)
Recoverable taxes	104,148	780,753	241,934	615,125
Other assets	(179,877)	45,677	(26,478)	(138,232)
Increase (decrease) in liabilities	(388,503)	(411,127)	(1,482,016)	278,776
Payroll and charges	(38,902)	-	(234,948)	-
Trade accounts payables	(829,169)	211,943	(1,555,697)	168,546
Taxes payable	107,261	(1,038,579)	370,923	(311,638)
Other liabilities	372,307	415,509	(62,294)	421,868
Cash provided by operations	2,362,201	3,568,727	11,059,017	14,390,330
Payment of interest with financing and loans and debentures	(615,626)	(434,144)	(2,977,957)	(1,942,100)
Interest received from financial investments	(467,434)	72,263	(112,898)	193,719
Payment of other taxes	-	254,202	-	(135,265)
Payment of income taxes	(55,245)	(87,572)	(391,725)	(395,069)
Payment of actuarial liabilities		(26,061)		(26,061)
Contigency payment		(41,013)		(41,013)
Net cash from operating activities	1,223,896	3,306,402	7,576,437	12,044,541

Cash flow from investing activities
Financial investments	(1,049,228)	(10,488,918)	19,378,893	(21,014,932)
Cash provided by the merger of subsidiary		(21,431)
Settlement of derivative operations	-	(10,151)	-	(216,377)
Increase of capital in subsidiaries and associates	-	2,676	(45,856)	(313,228)
Advance for acquisition of wood from operations with development	(61,285)	-	(355,447)	-
Acquisition of subsidiaries, net cash	-	-	(26,002,540)	-
Additions to property, plant and equipment	(1,124,275)	(1,831,781)	(4,868,427)	(6,339,674)
Proceeds from sale of assets	44,905	53,613	198,644	108,036
Other investments	(21)	-	(286)	-
Net cash (used in) / provided by investment activities	(2,189,904)	(12,295,992)	(11,695,019)	(27,776,175)

Financing activities
Proceeds from loans, financing and debentures	2,677,927	12,624,694	18,993,837	26,989,575
Loans raised - IFRS 16	-	-	-	-
Payment of derivative transactions	(79,452)	(323,365)	(135,449)	(1,586,415)
Payment of loans, financing, debentures	(1,745,186)	(770,365)	(13,994,708)	(5,660,487)
Payment of leases	(219,774)	-	(645,071)	-
Payment of dividends	(4,897)	(2,785,603)	(606,632)	(3,255,812)
Others financing	5,616	(2,139)	10,191	3,597
Proceeds from own shares	(879)		(879)	8,514
Acquisition of own shares	-	9,051	-	10,781
Liabilities for assets acquisitions and subsidiaries	(9,084)	(13,424)	(479,480)	(84,090)
Cash provided by financing activities	624,271	8,738,849	3,141,809	16,425,663

Exchange variation on cash and cash equivalents	(123,782)	(218,492)	(161,553)	359,774

Increase (reduction) in cash and cash equivalents	(465,519)	(469,233)	(1,138,326)	1,053,803
Cash and cash equivalents at the beginning for the period	3,714,646	4,945,824	4,387,453	5,128,550
Cash and cash equivalents at the end for the period	3,249,127	4,476,591	3,249,127	6,182,353
Statement of increase (reduction) in cash and cash equivalents	(465,519)	(469,233)	(1,138,326)	1,053,803

¹ Data for the comparison periods of 2018 (4Q18 and 2018) are based on the simple sum or weighted average of Suzano + Fibria.

APPENDIX 5² – EBITDA

(R$ '000, except where otherwise indicated)	4Q19	4Q18	2019	2018
Net Income	1,174,777	2,986,928	(2,814,742)	3,378,081
Net Financial Result	1,624,575	1,679,457	(6,725,781)	(7,748,156)
Income and Social Contribution Taxes	(1,013,188)	(208,749)	1,282,461	3,589,703
EBIT	563,390	2,191,940	2,628,578	11,727,127
Depreciation, Amortization and Depletion	1,778,852	945,450	8,091,931	4,199,899
EBITDA[1]	2,342,242	3,137,390	10,720,509	15,927,026
EBITDA Margin	33%	43%	41%	50%

Expenses with Fibria's transaction	3,924	88,804	79,870	126,550
Indemnity – FACEPA	840	-	4,123	-
Accruals for losses on ICMS credits	97,061	34,587	181,117	109,214
Property, Plant and Equipment disposal	996	75,446	996	108,425
Contract renegotiation	45,723	-	45,723	-
Losango Project Adjustments	57,764	-	57,764	-
Fair value adjustment (others)	(32,705)	-	(32,705)	-
Losses for PIS/COFINS provision	21,132	-	21,132	-
Labor lawsuits provision	32,178	-	32,178	-
Equity equivalence	(10,746)	(3,578)	(31,993)	(8,145)
Adjustment of the fair value of biological assets	(101,946)	198,070	(185,399)	102,409
Sale of judicial credits	390	-	(86,610)	-
PPA effect (Asset disposal)	9,123	-	33,991	-
Fiscal credits (PIS/COFINS calculation base)	-	-	(128,115)	-
Sprout cancellation	-	-	-	7,366
Write downs of inventories	-	6,969	-	24,062
PIS/COFINS revision	-	-	-	3,729
Valmet agreement	-	-	-	(52,780)
Others	(595)	12,323	10,989	12,652
Adjusted EBITDA	2,465,381	3,550,011	10,723,569	16,360,507
Adjusted EBITDA Margin	35%	49%	41%	52%

¹ The Company's EBITDA is calculated in accordance with CVM Instruction 527 of October 4, 2012,

² Data for the comparison periods of 2018 (4Q18 and 2018) are based on the simple sum or weighted average of Suzano + Fibria,

APPENDIX 6² – Segmented Statement of Income

	4Q19				4Q18
Segmented Financial Statement (R$ '000)	Pulp	Paper	Non Segmented	Total Consolidated	Pulp	Paper	Non Segmented	Total Consolidated
Net Revenue	5,631,714	1,417,245	-	7,048,959	5,875,366	1,366,528	-	7,241,895
Cost of Goods Sold	(4,859,010)	(951,046)	-	(5,810,056)	(3,020,350)	(824,641)	-	(3,844,991)
Gross Profit	772,704	466,199	-	1,238,903	2,855,016	541,887	-	3,396,904
Gross Margin	13.7%	32.9%		17.6%	48.6%	39.7%		46.9%

Operating Expense/Income	(557,552)	(117,961)	-	(675,513)	(955,105)	(249,858)	-	(1,204,964)
Selling Expenses	(419,438)	(118,543)	-	(537,981)	(229,197)	(110,859)	-	(340,056)
General and Administrative Expenses	(200,354)	(85,231)	-	(285,586)	(217,063)	(182,860)	-	(399,924)
Other Operating Income (Expenses)	56,355	80,952		137,307	(508,716)	40,154	-	(468,562)
Equity Equivalence	5,885	4,861	-	10,746	(129)	3,707	-	3,578
EBIT	215,152	348,238	-	563,390	1,899,911	292,029	-	2,191,940

Depreciation, Amortization & Depletion	1,639,056	139,797	-	1,778,852	832,701	112,749	-	945,450

EBITDA	1,854,208	488,034	-	2,342,242	2,732,612	401,071	-	3,133,683
EBITDA Margin (%)	32.9%	34.4%	-	33.2%	46.5%	29.3%		43.3%

Adjusted EBITDA[1]	2,041,559	423,824	-	2,465,382	3,119,484	430,526	-	3,550,010
Adjusted EBITDA Margin[1]	36.3%	29.9%		34.8%	53.1%	31.5%		49.0%

Net Financial Result	-	-	1,624,575	1,624,575	431,790	-	1,247,457	1,679,247

Earnings Before Taxes	215,152	348,238	1,624,575	2,187,965	2,331,701	292,029	1,247,457	3,871,187

Income and Social Contribution Taxes	-	-	(1,013,188)	(1,013,188)	544,335	-	(753,084)	(208,749)
Net Income (Loss)	215,152	348,238	611,387	1,174,777	2,200,526	292,029	494,373	2,986,928
Net Margin	3.8%	24.6%	0.0%	16.7%	37.5%	21.4%	0.0%	41.2%

¹ Excluding non-recurring items,

² Data for the comparison periods of 2018 (4Q18 and 2018) are based on the simple sum or weighted average of Suzano + Fibria,

	2019				2018
Segmented Financial Statement (R$ '000)	Pulp	Paper	Non Segmented	Total Consolidated	Pulp	Paper	Non Segmented	Total Consolidated
Net Revenue	21,027,686	4,985,264	-	26,012,950	27,047,484	4,654,329	-	31,701,813
Cost of Goods Sold	(17,440,018)	(3,303,464)	-	(20,743,482)	(13,870,169)	(2,952,603)	-	(16,822,772)
Gross Profit	3,587,668	1,681,800	-	5,269,468	13,177,316	1,701,726	-	14,879,042
Gross Margin	17.1%	33.7%		20.3%	48.7%	36.6%		46.9%

Operating Expense/Income	(2,089,286)	(679,719)	128,115	(2,640,890)	(2,265,565)	(886,350)	-	(5,569,154)
Selling Expenses	(1,503,775)	(401,504)	-	(1,905,279)	(2,529,815)	(1,298,918)	-	(3,828,733)
General and Administrative Expenses	(806,774)	(366,584)	-	(1,173,358)	(667,961)	(549,351)	-	(1,217,312)
Other Operating Income (Expenses)	209,577	68,062	128,115	405,754	(572,535)	41,282	-	(531,253)
Equity Equivalence	11,686	20,307	-	31,993	569	7,576	-	8,145
EBIT	1,498,382	1,002,081	128,115	2,628,578	10,911,751	815,376	-	11,727,127

Depreciation, Amortization & Depletion	7,575,630	516,301	-	8,091,931	3,742,056	457,844	-	4,199,899

EBITDA	9,074,013	1,518,381	128,115	10,720,509	14,653,806	1,265,644	-	15,919,450
EBITDA Margin (%)	43.2%	30.5%	-	41.2%	54.2%	27.2%		50.2%

Adjusted EBITDA[1]	9,258,796	1,464,372	-	10,723,569	15,026,861	1,333,646	-	16,360,507
Adjusted EBITDA Margin[1]	44.0%	29.4%	-	41.1%	55.6%	28.7%	-	51.6%

Net Financial Result	-	-	(6,725,781)	(6,725,781)	(2,905,853)	-	(4,842,513)	(7,748,366)

Earnings Before Taxes	1,498,383	1,002,080	(6,597,666)	(4,097,203)	8,005,898	815,376	(4,842,513)	3,978,761

Income and Social Contribution Taxes	-	-	1,282,461	1,282,461	3,434,489	-	155,214	3,589,703
Net Income (Loss)	1,498,383	1,002,080	(5,315,205)	(2,814,742)	7,250,004	815,376	(4,687,299)	3,378,081
Net Margin	7.1%	20.1%		-10.8%	26.8%	17.5%	0.0%	10.7%

¹ Excluding non-recurring items,

² Data for the comparison periods of 2018 (4Q18 and 2018) are based on the simple sum or weighted average of Suzano + Fibria,

Forward-looking Statements

This release may contain forward-looking statements, Such statements are subject to known and unknown risks and uncertainties that could cause the expectations expressed not to materialize or to differ substantially from the expected results, These risks include changes in future demand for the Company’s products, changes in factors affecting domestic and international product prices, changes in the cost structure, changes in the seasonal patterns of markets, changes in prices charged by competitors, foreign exchange variations, changes in the political or economic situation of Brazil, and changes in emerging and international markets, The forward-looking statements were not reviewed by our independent auditors,